

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2021

Douglas Bergeron
Chief Executive Officer
Hudson Executive Investment Corp. II
570 Lexington Avenue
35th Floor
New York, NY 10022

> **Re: Hudson Executive Investment Corp. II**
> **Registration Statement on Form S-1**
> **Filed December 31, 2020**
> **File No. 333-251848**

Dear Mr. Bergeron:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 31, 2020

General

1. Given the length of your risk factor section, please revise your disclosure in the forepart of the registration statement and under "Risk Factors" to comply with the requirements of Regulation S-K Item 105.

2. You disclose at page 59 of your registration statement that the exclusive forum provision of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, Section 9.3 of the warrant agreement is silent in this regard. If this provision does not apply to actions

arising under the Exchange Act, please ensure that the provision in the warrant agreement states this clearly.

Index to Financial Statements, page F-1

3.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Statement of Changes in Stockholder's Equity, page F-5

4.   Please revise to include the amounts of Class B Common Stock and Additional Paid-in Capital related to the shares issued to your Sponsor.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Rod Miller, Esq.